RBC FUNDS TRUST

Annual Exhibit to Item 77I

Terms of New or Amended Securities


On December 3, 2014, RBC Funds Trust (the "Trust") issued shares of beneficial interest in two new series of the Trust called the RBC Global Opportunities Fund and RBC International Opportunities Fund. Each share of beneficial interest mentioned in the preceding sentence has the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption that are set forth in the Trust Agreement and Declaration of Trust, as amended.

A description of the RBC Global Opportunities Fund and RBC International Opportunities Fund is incorporated by reference to Post-Effective Amendment No. 79 to the Registration Statement as filed with the SEC via EDGAR on December 3, 2014. (Accession No. 0000897101-14-001764).